UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ALLIED ESPORTS ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09216T107

(CUSIP Number)

Kenneth DeCubellis

Black Ridge Oil & Gas, Inc.

110 North 5th Street, Suite 410

Minneapolis, MN 55403

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a copy to:

Jill R. Radloff, Esq.

50 South Sixth Street

Suite 2600

Minneapolis, MN 55402

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Black Ridge Oil & Gas, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,033,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,033,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,033,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculated based on 28,346,577 shares of common stock outstanding shares as reported in the Allied Esports Entertainment, Inc.’s Form S-1/A filed with the Securities and Exchange Commission on June 10, 2020.

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CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Ken DeCubellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,033,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,033,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,033,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Percentage calculated based on 28,346,577 shares of common stock outstanding shares as reported in the Allied Esports Entertainment, Inc.’s Form S-1/A filed with the Securities and Exchange Commission on June 10, 2020.

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CUSIP No. 09216T107

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 19, 2019 by the Reporting Persons relating to shares of Common Stock of the Issuer (as so amended, the “Initial Statement”). Information reported in the Initial Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Initial Statement. All references in the Initial Statement and this Amendment to the “Schedule 13D” will be deemed to refer to the Initial Statement as amended and supplemented by this Amendment.

Item 2.	Identity and Background.

Items 2(a) and 2(c) of this Schedule 13D are hereby amended to include the following:

(a) This Amendment is being filed jointly by the following persons (the “Reporting Persons”):

●	Black Ridge Oil & Gas, Inc. (“Black Ridge”), a Delaware corporation; and

●	Kenneth DeCubellis, an individual who is a chief executive officer and interim chief financial officer of Black Ridge.

(c) Black Ridge’s principal business activities prior to June 9, 2020 involved managing assets. On June 10, 2020, Black Ridge announced its entry into an asset purchase agreement (the “Asset Purchase Agreement”) and intention to enter the freeze dried food business for human consumption. Kenneth DeCubellis is an individual who is chief executive officer and interim chief financial officer of Black Ridge.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D are hereby amended to include the following:

(c) As discussed in Item 2 and announced in Black Ridge’s Form 8-K filed with the Securities and Exchange Commission on June 10, 2020, Black Ridge entered into the Asset Purchase Agreement to acquire certain assets and agreements related to the freeze dried fruits and vegetables business for human consumption. Under the Asset Purchase Agreement, the amount of Black Ridge shares exchanged for the acquired assets varies based on the extent to which the amount of cash proceeds Black Ridge will derive from sale of its holdings of shares of common stock of the Issuer are less than $5,000,000 or greater than $6,000,000 on the date specified in the Asset Purchase Agreement (the “Final Determination Date”). The Final Determination Date will be the first anniversary of the closing of the Asset Purchase Agreement if by January 1, 2021, the Black Ridge has contributed $4,000,000 to the business in the form of proceeds from the sale of shares of Issuer, proceeds from a financing secured by the Issuer’s shares, proceeds from an equity or convertible debt financing, legal fees paid in connection with the Asset Purchase Agreement or expenses incurred by Black Ridge after August 1, 2020 (the “Company Contribution”). If the Company Contribution is less than $4 million on January 1, 2021, then the Final Determination Date will be January 1, 2021.

In connection with the Asset Purchase Agreement and the Company Contribution thereunder, as described above, the Reporting Persons effected the sales with respect to shares of the Issuer’s Common Stock as reflected in Schedule A to this Amendment. In addition, on June 15, 2020, Black Ridge entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) for the purpose of selling its holdings of shares of common stock of the Issuer.

Item 5.	Interests in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of this Schedule 13D are hereby amended to include the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference. As of 4:00 p.m. Eastern time on June 17, 2020, the Reporting Persons beneficially owned 3,033,532 shares of Common Stock, representing approximately 10.7% of the outstanding shares of Common Stock.

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Percentage calculated based on 28,346,577 shares of common stock outstanding shares as reported in the Allied Esports Entertainment, Inc.’s Form S-1/A filed with the Securities and Exchange Commission on June 10, 2020.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A to this Amendment, none of the Reporting Persons has effected any transactions with respect to shares of the Issuer’s Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to incorporate by reference the disclosure under Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following:

Exhibit No.	Description
10.2	Asset Purchase Agreement dated June 9, 2020 between Black Ridge Oil & Gas, Inc. and S-FDF, LLC (attached herewith).

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CUSIP No. 09216T107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

BLACK RIDGE OIL & GAS, INC.

By:	/s/ Kenneth DeCubellis
Kenneth DeCubellis
Chief Executive Officer and Interim Chief Financial Officer

By:	/s/ Kenneth DeCubellis
Kenneth DeCubellis

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Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m. Eastern time, on June 17, 2020.  Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Black Ridge Oil & Gas, Inc.	06/10/2020	Sale of Common Stock	129,968	$3.2877[1]
Black Ridge Oil & Gas, Inc.	06/11/2020	Sale of Common Stock	27,000	$2.9878[2]

1 This transaction was executed in multiple trades at prices ranging from $3.200 to $3.3119. The price reported above reflects the weighted average purchase price.  The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares of Common Stock sold and the prices at which the transaction was effected.

2 This transaction was executed in multiple trades at prices ranging from $2.95 to $3.01. The price reported above reflects the weighted average purchase price.  The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares of Common Stock sold and the prices at which the transaction was effected.

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